UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2nd, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies Launches New Battery Storage Project in Belgium (April 3, 2024).

Exhibit 99.2	Disclosure of Transactions in Own Shares (April 3, 2024).

Exhibit 99.3	Joint Statement of the Independent State of Papua New Guinea and TotalEnergies (April 8, 2024).

Exhibit 99.4	United States: TotalEnergies Expands its Natural Gas Production in Texas (April 8, 2024).

Exhibit 99.5	Disclosure of Transactions in Own Shares (April 8, 2024).

Exhibit 99.6	Algeria: TotalEnergies expands its partnership with SONATRACH in Timimoun region and in the marketing of LNG (April 8, 2024).

Exhibit 99.7	Disclosure of Transactions in Own Shares (April 15, 2024).

Exhibit 99.8	Oman: TotalEnergies launches the Marsa LNG project and deploys its multi-energy strategy in the Sultanate of Oman (April 22, 2024).

Exhibit 99.9	TotalEnergies signs an agreement in view of acquiring the remaining 50% of SapuraOMV, a significant Upstream Gas Operator in Malaysia (April 22, 2024).

Exhibit 99.10	Disclosure of Transactions in Own Shares (April 22, 2024).

Exhibit 99.11	TotalEnergies and Vanguard Renewables, a Portfolio Company of BlackRock’s Diversified Infrastructure Business, Join Forces to Develop Renewable Natural Gas in the United States (April 24, 2024).

Exhibit 99.12	Republic of Congo: TotalEnergies increases its interest in giant field Moho and divests two mature assets (April 24, 2024).

Exhibit 99.13	First Quarter 2024 Results (April 26, 2024).

Exhibit 99.14	TotalEnergies announces the first interim dividend of €0.79/share for fiscal year 2024, an increase close to 7% compared to 2023 (April 26, 2024).

Exhibit 99.15	TotalEnergies Ranks 1st in Employee Shareholder Ownership in Europe at over €11 billion of its Capital (April 26, 2024).

Exhibit 99.16	The Board of Directors of TotalEnergies reaffirms the relevance of unified governance in order to pursue the transition strategy of the Company (April 26, 2024).

Exhibit 99.17	Disclosure of Transactions in Own Shares (April 29, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: May 2nd, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer